United States securities and exchange commission logo





                              March 22, 2024

       Jeff Kim
       Chief Executive Officer
       SHOREPOWER TECHNOLOGIES INC.
       5291 NE Elam Young Pkwy, Suite 160
       Hillsboro, OR 97124

                                                        Re: SHOREPOWER
TECHNOLOGIES INC.
                                                            Amendment No. 4 to
Registration Statement on Form S-1
                                                            Filed March 18,
2024
                                                            File No. 333-274184

       Dear Jeff Kim:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 23, 2024 letter.

       Amendment No. 4 to Registration Statement on Form S-1 filed March 18,
2024

       Use of Proceeds, page 31

   1. We note that you state that the trading price of your common stock is $0.20 per share. We note also your
disclosure on the cover page that the closing price of your common stock was $0.06 on March 8,
2024. Please revise to be consistent.
       Executive Compensation, page 48

   2. Please revise this section to reflect executive compensation as of your most recent fiscal year end. See Item
402(n) of Regulation S-K.
 Jeff Kim
FirstName  LastNameJeff Kim
SHOREPOWER       TECHNOLOGIES INC.
Comapany
March      NameSHOREPOWER TECHNOLOGIES INC.
       22, 2024
March2 22, 2024 Page 2
Page
FirstName LastName
Experts, page 58

3. Please revise to also indicate that you have included the financial statements of
         Shurepower LLC as of and for the years ended December 31, 2022 and 2021, respectively, in the registration statement, and to reference the auditors whose reports you have included in reliance upon the authority of such firms as experts in accounting and auditing.
Exhibit 23.3, page X-1

4.       Please provide an updated consent from Olayinka Oyebola & Co.
Chartered
         Accountants that also indicates that the firm consents to all references to itself included in this registration statement.
Exhibit 99.1
Financial Statements of Shurepower, LLC., page EX-1

5. We note your response to prior comment 6 indicating that the most recent financial statements of Shurepower LLC as of and for the year ended December 31, 2021 were accompanied by an audit report that was dated March 13, 2023. However, we note that the report of Olayinka Oyebola & Co. Chartered Accountants is dated February 1, 2023.
         Please revise the filing to include the updated audit report. Otherwise, please explain to us in greater detail the reasons for the revised amounts presented in Amendments 3 and 4 of the filing, and tell us why an updated auditor's report reflecting the audit of these revised amounts is not required.
       Please contact Charles Eastman at 202-551-3794 or Martin James at 202-551-3671 if you
have questions regarding comments on the financial statements and related matters. Please contact Eranga Dias at 202-551-8107 or Erin Purnell at 202-551-3454 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Manufacturing